Exhibit 99.1

Transactions involving shares of Common Stock of the Issuer during the past 60 days

On December 14, 2022, Mr. Dichter purchased 247,673 shares of Common Stock through open market purchases on the NYSE for a weighted average purchase price of $1.1474.

On December 15, 2022, Mr. Dichter purchased 152,327 shares of Common Stock through open market purchases on the NYSE for a weighted average purchase price of $1.1253.

On January 27, 2023, Mr. Dichter gifted 2,863,000 shares of Common Stock for the purposes of estate planning and philanthropy to family members of the reporting person, friends of the reporting person and certain institutions.